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                              May 5, 2022

       William Angrick
       Chairman of the Board of Directors and Chief Executive Officer Liquidity Services, Inc.
       6931 Arlington Road, Suite 200
       Bethesda, MD 20814

                                                        Re: Liquidity Services,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2021
                                                            Filed December 9,
2021
                                                            Item 2.02 Form 8-K
dated February 3, 2022
                                                            File No. 000-51813

       Dear Mr. Angrick:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Technology and operations, page 38

   1.                                                   Your technology
expenses consist of the cost of technical staff to develop, deploy and maintain your
marketplaces, the cost to develop and upgrade the software systems that support your
operations, and certain costs associated with your e-commerce platform.
                                                        Please tell us in
detail the nature of each type of cost included in technology expenses and provide a breakout that
separately quantifies each type of cost. Also, tell us in detail and disclose in your
footnotes how you determined that none of these costs should be presented in cost of
revenue. Refer to Rule 5-03.2 of Regulation S-X. You also present and discuss changes in
your consolidated and segment gross profit/gross profit margin amounts in your
management's discussion and analysis section and in your Item 2.02
                                                        Forms 8-K. If
consolidated gross profit is not fully burdened and thus not a GAAP
 William Angrick
Liquidity Services, Inc.
May 5, 2022
Page 2
         amount, also relabel both the consolidated and segment gross profit/gross profit margin amounts to reflect that they are adjusted and include the disclosures required by Item
         10(e) of Regulation S-K, when the consolidated amounts are presented outside of the segment footnote. Refer to Question 104.04 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations.
Financial Statements
Consolidated Statements of Operations, page 56

2. Please retitle the revenue line item to better reflect what it actually represents, since it only appears to represent a portion of your total revenue.
Item 2.02 Form 8-K dated February 3, 2022

Exhibit 99.1
Business Outlook, page 5

3. Please provide quantitative reconciliations for your forward-looking non-GAAP financial measures to the comparable GAAP measures. If the GAAP measure is not accessible on a forward-looking basis, disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, identify the specific information that is unavailable and disclose its probable significance. Refer to
Item 10(e)(1)(i)(B) of
         Regulation S-K and Section II.B.2 of SEC Release No. 33-8176.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 552-3335 or Rufus Decker at (202) 552-3769 with any questions.



FirstName LastNameWilliam Angrick                                Sincerely,
Comapany NameLiquidity Services, Inc.
                                                                 Division of
Corporation Finance
May 5, 2022 Page 2                                               Office of
Trade & Services
FirstName LastName